Exhibit 99.1

ReneSola Provides Solid Outlook for Project Business

Shanghai, China, March 8, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, today provided an updated outlook for its project business.

The Company currently has approximately 335 MW of projects that are under construction and plans to construct over 550 MW in 2017. During the construction phase, the projects will be financed by construction loans and also funded by the payment installments from the buyers.

The table below sets forth our project pipeline by location:

Project Location	Projects to be Constructed in 2017 (MW)	Projects Under Construction (MW)
USA	108	6.8
UK	14.3	9.9
Poland	13	--
Canada	8.9	--
Turkey	12.7	12.7
France	2.3	2.3
China DG	393	303
Total	552.2	334.7

•	In the U.S., the Company plans to construct 108 MW of projects in 2017, of which 70 MW are community solar projects. The projects are located in California, North Carolina and Minnesota.

•	In the U.K., the Company intends to construct approximately 14 MW of projects this year, of which 10 MW are under the 1.2 Renewable Obligation Certificate (ROC) program and expected to be connected to the grid in March 2017.

•	In January 2017, the Company won 13 solar utility projects in southern Poland, each with an installed capacity of 1 MW. The projects are eligible for a guaranteed tariff of PLN 408.8/MWh under a 15-year power purchase agreement and are expected to be connected to the grid by December 2017.

•	In Canada, the Company plans to construct approximately 9 MW of small-scale utility projects under the Feed-in Tariff (FiT) 3.0 in the current calendar year.

•	In Turkey, the Company intends to construct 13 MW of projects this year. All of the projects are unlicensed, thus qualifying for the Feed-in-Tariff (FiT) of $134/Mwh.

•	As of January 31, 2017, the Company had over 393 MW of solar rooftop projects in "shovel-ready" stage in China. All of the projects have been filed with National Development and Reform Commission, and the Company has obtained legal rights to develop these projects. The projects are located in Zhejiang, Jiangsu, Anhui, Jiangxi, Shandong, Hubei, Henan, Hebei, Shanxi, Fujian and Guangdong Provinces. The Company plans to commence construction of all of these projects within the current calendar year.

Xianshou Li, Chairman and Chief Executive Officer of ReneSola, commented: “We now anticipate fewer external module shipments in the first quarter of 2017 as we had redirected more module sales to our own downstream projects. That said, we expect project sales to pick up in the second quarter. Overall, we remain optimistic about our project development business. We continue to gain traction in the domestic Chinese distributed generation market and remain focused on executing our efforts in developed markets which are expected to have stable returns and healthy cash flow. We look forward to further growing this business in the quarters ahead.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com